CONFORMED COPY

                                                             Page 1 of 18

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 11-K

             (Mark One)

             (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended                  December 31, 2000
                               --------------------------------------------

                                          OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                     to
                               -------------------    ---------------------

Commission File Number                             1-3437-2
                       ----------------------------------------------------

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  SAVINGS PLAN FOR EMPLOYEES OF AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED SUBSIDIARIES

B: Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                  AMERICAN WATER WORKS COMPANY, INC.
                  1025 LAUREL OAK ROAD
                  VOORHEES, NEW JERSEY    08043



















                                                                  Form 11-K
                                                                     Page 2
                                    INDEX



Signature                                                           3

Report of Independent Accountants                                   6

Audited Plan Financial Statements and Schedules
  Prepared in Accordance With The Financial Reporting
  Requirements of ERISA                                             7 to 16

Exhibit Index                                                       17














































                                                                  Form 11-K
                                                                     Page 3

SIGNATURE
----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    SAVINGS PLAN FOR EMPLOYEES OF
                                    AMERICAN WATER WORKS COMPANY, INC.
                                    AND ITS DESIGNATED SUBSIDIARIES






Date June 27, 2001                   \s\ Robert D. Sievers
------------------                   --------------------------------------
                                     Robert D. Sievers
                                     Member, Retirement Plan Committee



































                                                                  Form 11-K
                                                                     Page 4


                         SAVINGS PLAN FOR EMPLOYEES OF

                      AMERICAN WATER WORKS COMPANY, INC.

                       AND ITS DESIGNATED SUBSIDIARIES

                             Financial Statements

                                      And

                           Supplemental Schedules

                         December 31, 2000 and 1999












































                                                                  Form 11-K
                                                                     Page 5

                          SAVINGS PLAN FOR EMPLOYEES OF

                        AMERICAN WATER WORKS COMPANY, INC.

                         AND ITS DESIGNATED SUBSIDIARIES


                       Index to the Financial Statements and
                              Supplemental Schedules

                                                                      PAGE

  Report of Independent Accountants                                      1

  Statement of Net Assets Available for Benefits as
    of December 31, 2000 and 1999                                        2

  Statement of Changes in Net Assets Available for
    Benefits for the Years Ended December 31, 2000 and 1999              3

  Notes to Financial Statements                                        4-9

  Supplemental Schedules:*

    Schedule of Assets Held for Investment Purposes as of
    December 31, 2000                                           Schedule 1

    Schedule of Reportable Transactions for the Year
    Ended December 31, 2000                                     Schedule II

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.





















                                                               Form 11-K
                                                                  Page 6

                        Report Of Independent Accountants

  To the Participants and Administrator
  of the Savings Plan for Employees of
  American Water Works Company, Inc.
  and Its Designated Subsidiaries

        In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Employees of American Water Works Company, Inc. and Its Designated Subsidiaries
(the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 15, 2001




                                                                  Form 11-K
                                                                     Page 7
                  SAVINGS PLAN FOR EMPLOYEES OF

                AMERICAN WATER WORKS COMPANY, INC.

                 AND ITS DESIGNATED SUBSIDIARIES

           Statement of Net Assets Available for Benefits

                                           December 31,
                                   -----------------------------
                                       2000             1999
                                   ------------     ------------


ASSETS

Investments (See Note 3)           $100,685,352     $ 79,683,534

Receivables:
  Employer's contribution               272,390          263,809
  Participants' contributions         1,106,424          896,367
  Accrued interest and dividends         11,226                -

                                   ------------     ------------

Net assets available for benefits  $102,075,392     $ 80,843,710
                                   ============     ============



The accompanying notes are an integral part of these financial statements.


                                                                   Form 11-K
                                                                      Page 8

                  SAVINGS PLAN FOR EMPLOYEES OF

               AMERICAN WATER WORKS COMPANY, INC.

               AND ITS DESIGNATED SUBSIDIARIES

    Statement of Changes in Net Assets Available for Benefits

                                                   December 31,
                                            ---------------------------
                                                 2000          1999
                                            ------------   ------------


Additions to net assets attributed to:
   Investment income:
    Interest and dividends                  $  2,937,004    $  1,903,851
    Net appreciation (depreciation)in fair
    value of investments (See Note 3)          5,382,495      (7,309,289)
   Net asset transfers in (See Note 11)        1,903,611               -
                                            ------------     -----------

                                             $10,223,110      (5,405,438)
                                            ------------     -----------

  Contributions:
   Employer's                                  2,958,055       2,787,442
   Participants'                              12,718,976       9,461,131
                                            ------------     -----------
                                              15,677,031      12,248,573
                                             -----------     -----------
Total additions                               25,900,141       6,843,135
                                            ------------     -----------
Deductions from net assets attributed to:
  Benefits paid to participants                4,668,459       4,028,260
  Administrative expenses                              -           3,301
                                            ------------     -----------

Total deductions                               4,668,459       4,031,561
                                            ------------     -----------

Net increase                                  21,231,682       2,811,574

Net assets at beginning of year               80,843,710      78,032,136
                                            ------------    ------------

Net assets at end of year                   $102,075,392    $ 80,843,710
                                            ============    ============
The accompanying notes are an integral part of these financial statements.


                                                                  Form 11-K
                                                                     Page 9
                         SAVINGS PLAN FOR EMPLOYEES OF

                       AMERICAN WATER WORKS COMPANY, INC.

                        AND ITS DESIGNATED SUBSIDIARIES

                         Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN
----------------------------

  The following description of the Savings Plan for Employees of American Water Works Company, Inc. and Its Designated Subsidiaries (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

  The Plan is a defined contribution 401(k) savings plan covering most full and part-time employees of American Water Works Company, Inc. and its designated subsidiary companies (the "Company"). Eligible participants who are not included in a bargaining unit may enroll as soon as administratively possible. Effective July 1, 2001, eligible participants who are included in a bargaining unit may enroll as soon as administratively possible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

  Participants could contribute up to 15% and 10% of their annual compensation during 2000 and 1999, respectively. The Company matched 50% of the first 4% of participant contributions during 2000 and 1999. All Company matching contributions are invested in American Water Works Company, Inc. common stock. Contributions are subject to certain limitations. Effective July 1, 2001, the Company will match 50% of the first 5% of participant contributions and the maximum contribution rate allowed will increase to 20%.

Participant Accounts

  With the exception of the Company's contributions to the Plan, each participant may elect to have their contributions invested in any of the investment options offered by the Plan in multiples of 1%. The Plan provides for a diversification option that permits participants at age 50 to move assets attributable to Company matching contributions to any of the Plan's investment options. Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings. Allocations are based on participant contributions or account balances, as defined in the Plan. Benefits to which a participant is entitled are the benefits that can be provided from the participant's vested account.





                                                                  Form 11-K
                                                                    Page 10

Vesting

   The Plan allows for immediate 100% vesting of participant and Company contributions and earnings thereon, of all participants who are not included in a bargaining unit. Effective July 1, 2001, the Plan allows for immediate 100% vesting of the account balances of all participants' who are included in a bargaining unit.

Payment of Benefits

   Participants may, upon attaining 591/2 years of age, elect to withdraw all or a portion of the value of their account. Upon termination of service for any reason, participants may elect to withdraw the value of their account, roll that account value over into a qualified plan or individual retirement account, or defer this distribution until age 65. In all cases, unless earlier withdrawn, participants will receive the balance in their account upon the earlier of attaining age 65 if not then working for the Company, retirement after reaching age 65, death or total disability. Participants hired before July 1, 1999 may elect to receive a lump sum amount equal to the value of their account, an annuity, or a combination of both. Participants hired, (or employed via a future acquisition and not covered by a prorated optional form of benefit), on or after July 1, 1999 may only receive a lump sum distribution. The Plan permits withdrawals on after-tax and rollover contributions at any time without restrictions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis and Presentation
----------------------

    The Plan's financial statements are presented on the accrual basis of accounting.


Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

Valuation of Investments
------------------------

   Plan investments are stated at fair value. The Company stock is valued at its quoted market price on the valuation date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Collective income funds are valued by the fund sponsor based on quoted market prices of the underlying investments.



                                                                  Form 11-K
                                                                    Page 11

   Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions
-------------

   Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

Payment of Benefits
-------------------

   Participants' benefits are recognized in the Plan financial statements when paid.

Reclassification
----------------

    Certain reclassifications have been made to conform previously reported data to the current presentation.

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                      December 31,
                                                -------------------------
                                                    2000         1999
                                                ------------ ------------
  Registered investment companies:
      PIMCO Total Return Fund, 723,016 and
        531,021 shares, respectively            $ 7,512,135   $ 5,257,104
      Franklin Small Cap Growth Fund-Class A,
        92,122 shares                                     -     4,065,318

  Collective income funds:
      Merrill Lynch Equity Index Trust, 358,520
        and 357,435 shares, respectively         32,901,349    36,172,426
      Merrill Lynch Retirement Preservation
        Trust, 7,617,869 and 4,231,996 shares,
        respectively                              7,617,869     4,231,996

  Common stock:
      American Water Works Company, Inc.
        (Nonparticipant-directed), 1,393,217 and
        1,214,053 shares, respectively           40,925,756    25,798,617

                                                                  Form 11-K
                                                                   Page 12
NOTE 3 - INVESTMENTS
--------------------



   During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the years) appreciated (depreciated) in value as follows:


                                                       Year Ended
                                                       December 31,
                                               --------------------------
                                                   2000           1999
                                               -----------     ----------


 Registered investment companies               $(2,074,633)    $ 3,029,688
 Collective income funds                        (3,380,179)      4,186,951
 Common stock                                   10,837,307     (14,525,928)
                                               -----------     -----------
Net appreciation (depreciation) in fair value  $ 5,382,495     $(7,309,289)
                                               ===========     ===========

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS
---------------------------------------------

  Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                December 31,
                                         ----------------------------
                                             2000            1999
                                         ------------    ------------
Net Assets:

Investment in American Water Works
 Company, Inc. common stock              $ 40,925,756    $ 25,798,617
Employer's contribution receivable            272,390         263,809
Participants' contributions receivable        224,060         233,225
                                         ------------    ------------
Net assets available for benefits        $ 41,422,206    $ 26,295,651
                                         ============    ============







                                                                 Form 11-K
                                                                   Page 13

                                           Year Ended December 31,
                                         ----------------------------
                                             2000             1999
                                          ------------    ------------
Changes in Net Assets:

Dividend income                          $  1,221,297    $    963,103
Net appreciation (depreciation)
  in fair value of investments             10,837,307     (14,525,928)
Employer contributions                      2,958,055       2,787,442
Participants' contributions                 2,546,969       2,686,419
Loan repayments from participants             249,662         265,759
                                         ------------    ------------
Total additions                            17,813,290      (7,823,205)
                                         ------------    ------------

Benefit payments to participants            1,780,369       1,648,155
Loans to participants                         441,856         341,781
                                         ------------    ------------
Total deductions                            2,222,225       1,989,936

Interfund transfers                          (464,510)        156,038
                                         ------------    ------------
Net increase (decrease)                    15,126,555      (9,657,103)

Net assets at beginning of year            26,295,651      35,952,754
                                         ------------    ------------
Net asset at end of year                 $ 41,422,206    $ 26,295,651
                                         ============    ============



NOTE 5 - PARTICIPANT LOANS
-----------------------------

   Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their contributions to the Plan including earnings thereon. Loans are generally for a period not to exceed five years, payable in equal monthly installments, secured by the balance in the participant's account, and bear interest at a rate of prime plus 1%. Interest rates on loans outstanding ranged from 8.25% to 10.75% and 8% to 12.50% for the years ended December 31, 2000 and 1999, respectively. The maximum personal residence loan term is fifteen years for new loans, and prepayment of loans is permitted. Principal and interest is paid ratably through payroll deductions.

NOTE 6 - HARDSHIP WITHDRAWALS
-----------------------------

   Participants under age 591/2 may withdraw all or part of their pre-tax contributions (excluding earnings) only under certain hardship conditions.
A hardship withdrawal can only be requested after withdrawal of all rollover contributions and any loans available under the Plan have been obtained. Hardship withdrawals cannot be returned to the Plan and contributions cannot be made to the Plan for 12 months after a hardship withdrawal has been made.
                                                                  Form 11-K
                                                                    Page 14

   The Plan permits withdrawals on after-tax and rollover contributions at any time without restrictions.

NOTE 7 - ADMINISTRATIVE EXPENSES
--------------------------------

   Although it has no obligation to do so, the Company paid substantially all administrative expenses of the Plan.


NOTE 8 - PLAN TERMINATION
-------------------------
   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


NOTE 9 - FEDERAL INCOME TAX STATUS
----------------------------------

   The Internal Revenue Service has determined and informed the Company by a letter dated April 15, 1995, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and are, therefore, not subject to tax under present income tax law. The Plan has been amended since receipt of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. In addition, management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE 10 - RELATED PARTY TRANSACTIONS
------------------------

Certain Plan investments are shares of mutual funds and units of collective income funds managed by Merrill Lynch Trust Company. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan is interpreted and administered by a Retirement Plan Committee comprised of five members of management of American Water Works Company.

  NOTE 11 - NET ASSET TRANSFERS IN
-----------------------------------

   On September 29, 2000, net assets of $1,903,611 from the Continental Water Company Group Employee Savings Plan for Northwest Indiana Water Company and Northern Illinois Water Company merged with and into the Plan.







                                                                Form 11-K

                               Schedule I
                        	SAVINGS PLAN FOR EMPLOYEES OF
	AMERICAN WATER WORKS COMPANY, INC.
	AND ITS DESIGNATED SUBSIDIARIES

	Form 5500 - Schedule of Assets
	Held for Investment Purposes

	December 31, 2000
 -----------------------------------------------------------------------------

                                                                    Current
  Shares/Units            Issue                         Cost         Value
------------          --------                      ------------   -----------
     9,154    Cash and cash equivalents             $      9,154   $     9,154

              Registered investment companies:
   723,016      PIMCO Total Return Fund                7,208,302     7,512,135
   121,124      Franklin Small Cap Growth Fund-Class A 4,315,683     4,763,826
    53,144      Van Kampen Emerging Growth Fund        4,887,327     3,336,394
    90,052      Merrill Lynch International
                  Index Fund*                          1,224,111     1,022,086

              Collective income funds:

   358,520      Merrill Lynch Equity Index Trust*     32,968,223    32,901,349
 7,617,869      Merrill Lynch Retirement Preservation
                  Trust*                               7,617,869     7,617,869


              Common Stock:

 1,393,217      American Water Works Company, Inc.*   31,476,809    40,925,756

              Participants' loans receivable           2,593,783     2,596,783
                                                    ------------  ------------
                                                    $ 92,301,261  $100,685,352
                                                    ============  ============

  *Represents "party-in-interest" for the purposes of Form 5500.


                                                                  Form 11-K
                                                                    Page 16
                               Schedule II
                       SAVINGS PLAN FOR EMPLOYEES OF
                     AMERICAN WATER WORKS COMPANY, INC.
                      AND ITS DESIGNATED SUBSIDIARIES

             Form 5500 - Schedule of Reportable Transactions

                   For the Year Ended December 31, 2000

   (Individual or series of transactions in one issue aggregating 5%
         or more of the value of Plan assets as of January 1, 2000)*
---------------------------------------------------------------------------


Identity                                                          Current Value
of Party                       Purchase      Sales      Cost of    on Transaction    Net
Involved     Description       Price      Proceeds     Assets        Date        Gain/(Loss)
--------   ---------------  ------------  ----------  ----------  ----------  --------------


American   American Water     $ 8,220,575          -          -     $ 8,220,575          -
Water      Works Company,
Works      Inc. Common                 -  $3,477,147  $3,394,863      3,477,147   $ 82,284
Company,   Stock
Inc.


     *Other investment fund transactions are participant-directed, and therefore do not need to be considered for purposes of preparing this supplemental schedule.



                                                                  Form 11-K
                                                                    Page 17

                                   EXHIBIT INDEX


Exhibit
Number                            Description
-------                  ----------------------------------

  23                     Consent of Independent Accountants






 Exhibit 23            Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-52309) of American Water Works Company, Inc. of our report dated June 15, 2001 relating to the financial statements of the Savings Plan for Employees of American Water Works Company, Inc. and
Its Designated Subsidiaries, which appears in this Form 11-K.


PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
June 27, 2001